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                              FOUR MEDIA COMPANY

SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 7, 1997

  On February 24, 1997, Four Media Company announced that it entered into an agreement to acquire the business of Anderson Film Industries Corp. ("Anderson"). Anderson, located in Universal City, CA, provides technical and creative services to feature film studios and to producers of television programming. The closing of the transaction is subject to the completion of definitive documentation. There can be no assurance that the Company will be successful in consummating the transaction.

               The date of this Supplement is February 24, 1997